December 20, 2023

Dear Jackie:
This letter is to confirm the details of our offer of employment by AllianceBernstein L.P. (“AB” or the “Company”).

You will be joining AB as an SVP/ Senior Advisor in our Nashville ofﬁce reporting to Seth Bernstein starting on or about January 8, 2024. On Friday, March 1, 2024, your position will change to SVP/ Chief Financial Ofﬁcer.

This position carries a gross annual salary of $400,000 which equates to a bi-weekly salary of $15,384.62 less proper deductions. You will be eligible to participate in our year-end compensation program. A portion of year-end compensation is awarded in current cash and a portion is awarded in the form of long-term incentive compensation. The amount of year-end compensation, if any, is determined based on several factors including, but not limited to, the Company’s financial results as well as the contributions to the Company made by your department and you during the calendar year and will be allocated consistently with the cash / deferred compensation formulas we use for the Company as a whole. This compensation is typically payable and awarded in December of each year. For 2024, your total year- end cash bonus and long-term incentive award (pursuant to the Incentive Compensation Award Program) shall be $2,400,000 of which $1,428,825 will be awarded in cash and $971,175 will be awarded in form of long-term incentive compensation, assuming the commencement of your employment with AB is on or about January 8, 2024. For 2024 only, you will receive a one-time cash payment of $250,000 less proper deductions, payable to you in March 2024, as an advance against the cash portion of your 2024 year-end bonus. Should you resign your employment with AB effective on or before December 31, 2024, you must return the advance in full within 30 days following the date we are informed of your decision to resign your employment.

As discussed during the interview process, the full-time work location for this position is Nashville, TN. Details on relocation beneﬁts are attached to this letter with the option of a full-service move or lump sum option. Should you resign, or your employment is terminated by the Company for "Cause" (as deﬁned in the addendum annexed hereto) within two years of your utilization of these relocation beneﬁts, the Company reserves the right to collect from you all reimbursed relocation expenses and payments. The repayment would be 100% if the departure is during the ﬁrst year of the relocation and then pro-rated after the ﬁrst year on an equal monthly basis.

Recognizing that your position’s work location is Nashville, TN and your full-time relocation plans have not been ﬁnalized, we have agreed to the following work schedule and location as you ﬁnalize your relocation plans to the Nashville community:

·    Actively working three weeks per month in the Nashville ofﬁce following an in-ofﬁce schedule of Monday – Thursday and optional remote work on Friday. Core hours in the Nashville ofﬁce are 8 AM CT – 4 PM CT.

·    Actively working one week per month in the New York ofﬁce, following an in-ofﬁce schedule of Monday – Thursday and optional remote work on Friday. Core hours in the New York ofﬁce are 9 AM ET – 5 PM ET.
·    You will ﬁnancially cover your travel and housing costs during this transition period unless you are traveling on behalf of AB for business outside of the above noted work schedule and location.

If you decide to cease the above-noted work schedule and make Nashville, TN your permanent residence, you will also receive a one-time special award of restricted limited partnership units (“Restricted Units”) in AllianceBernstein Holding L.P. (“Holding”) in an amount, equal to the dollar value of $2,200,000. The number of Restricted Units (rounded up to the nearest whole number) you are awarded shall be determined by dividing $2,200,000 by the closing price on the New York Stock Exchange of a limited partnership unit in Holding as of the date in which your noted transition work schedule and location concludes, and you are full-time working in the Nashville ofﬁce. The Restricted Units will vest ratably (33.33%) over three years beginning on December 1 of the year your award is delivered provided you are employed by AB on each vesting anniversary. This offer is contingent on your successful relocation to Nashville, TN and your full-time work availability in the Nashville ofﬁce by August 30, 2025.

All compensation is contingent upon your continued employment, which is at will, and subject to appropriate withholdings.

This offer is subject to us receiving satisfactory conﬁrmation of your background, education, and prior employment. In addition, your employment is subject to our determination that your duties at AB will not violate any agreements you may have made with any previous employer. By electronically signing this Offer Letter, you represent and warrant that you are not in breach of any agreement requiring you to preserve the conﬁdentiality of any information, client lists, trade secrets or other conﬁdential information or any agreement not to compete, solicit clients or employees of, or interfere with any prior employer, and that neither the execution of this Agreement nor the performance by you of your obligations here under will conﬂict with, result in a breach of, or constitute a default under, any agreement or policy to which you are a party or to which you may be subject, including any garden leave or notice requirement prior to resigning your prior employment.

As an employee of AB, you will be eligible to participate in the Company’s 401k retirement plan. You will receive enrollment materials and your password for the Plan shortly after your start date. The enrollment materials will permit you to choose the amount of salary to defer and to allocate your deferrals among investments. It will also have information on automatic enrollment and default investment allocations for future contributions. Plan details may be found on the AB People Intranet Site.

On your ﬁrst day of employment at AB, please bring acceptable documentation of your identity and U.S. employment eligibility as described in the Form I-9.

This Offer Letter conﬁrms our entire understanding with respect to the subject hereof and supersedes all prior agreements and understandings whether written or oral. To conﬁrm your acceptance and understanding of our offer, please electronically sign this letter. If you have any questions or would like to discuss, please reach out to me at your earliest convenience.

We look forward to you joining AB and hope that your future here brings new challenges and opportunities!

Sincerely,

Kate Fabel
VP/Director, People Business Partners & Talent Acquisition - Americas People